November 1, 2020

JPMorgan Trust IV

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive fees owed to JPMIM or to reimburse each Fund listed on Schedule A for the time periods so indicated. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, expenses related to Trustee elections and extraordinary expenses not incurred in the ordinary course of each Fund’s business. In addition, each Fund may invest in one or more money market funds advised by JPMIM or its affiliates (“affiliated money market funds”). JPMIM, as each Fund’s adviser and administrator hereby contractually agrees to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on such Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

JPMIM understands and intends that each Fund will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits each Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust IV

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMTIV Fee Waiver Agreement

SCHEDULE A

	Class A	Class C	Class I	Class R5	Class R6
JPMorgan Equity Premium Income Fund[1]	0.85%	1.35%	0.60%	0.45%	0.35%

[1]	Expense limitation is in place until at least 10/31/21.